                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   32    )*



                            NATIONAL REALTY, L.P.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 637-353-301
                     -----------------------------------
                                (CUSIP Number)

Robert A. Waldman
10670 North Central Expressway, Suite 600
Dallas, Texas  75231 (214)692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              September 6, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                      PAGE 2  OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-0697989

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                       2,118,108
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                       -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                       2,118,108
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                         -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              2,118,108
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              33.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


              CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                      PAGE  3  OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     290,275
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                    -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     290,275
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                      -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 290,275
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 4.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                     CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                      PAGE 4  OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Gene E. Phillips Children's Trust
      13-6599769
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     7,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                    -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     7,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                      -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             7,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             .1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


              OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                      PAGE 5  OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ART Holdings, Inc.
      75-2663476
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                      1,231,108
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                      1,231,108
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                        -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              1,231,108
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               19.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


               PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                             NATIONAL REALTY, L.P.
                             CUSIP NO. 637-353-301

Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

        This amendment relates to the Units of Limited Partner Interest (the "Units") of National Realty, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on August 24, 1995. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

        Although the Reporting Group has not acquired more than 1% of the outstanding Units since the last amendment, the number of outstanding Units of the Partnership has been reduced by the Partnership which has resulted in an increase in the percentage ownership of the Reporting Persons.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), the Gene E. Phillips Children's Trust (the "GEP Trust") and ART Holdings, Inc. ("AHI") (collectively the "Reporting Persons").

        ART, BCM, the GEP Trust and AHI may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM serves as the advisor and is the largest shareholder of ART. BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' Children. Gene E. Phillips' children are beneficiaries of the GEP Trust and Ryan T. Phillips is a director of BCM and the adult son of Gene E. Phillips. AHI is a wholly-owned subsidiary of ART recently established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

        (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

        The following is a list of each executive officer and director of ART:

Name                             Position(s)
----                             -----------
Roy E. Bode                       Director

Oscar W. Cashwell                 Director

Al Gonzalez                       Director

Name                              Position(s)
----                              -----------
Dale A. Crenwelge                 Director

Karl L. Blaha                     Director\President

Thomas A. Holland                 Executive Vice President and
                                    Chief Financial Officer

Randall M. Paulson                Executive Vice President

Bruce A. Endendyk                 Executive Vice President

Robert A. Waldman                 Senior Vice President, Secretary
                                    and General Counsel

Drew D. Potera                    Treasurer

         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building #2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                               Position(s)
----                               -----------
Randall M. Paulson                 President

Oscar W. Cashwell                  Executive Vice President

Thomas A. Holland                  Executive Vice President and
                                      Chief Financial Officer

Clifford C. Towns, Jr.             Executive Vice President,
                                      Finance

Bruce A. Endendyk                  Executive Vice President

Cooper B. Stuart                   Executive Vice President

Mark W. Branigan                   Executive Vice President

Robert A. Waldman                  Senior Vice President, General
                                      Counsel and Secretary

Drew D. Potera                     Vice President, Treasurer
                                      and Securities Manager

Ryan T. Phillips                   Director

Mickey Ned Phillips                Director

         Information with respect to Messrs. Paulson, Cashwell, Holland, Endendyk, Holland, Waldman and Potera is disclosed in (I) above.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

         Mr. Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' is currently an independent real estate investor. Mr. Phillips' is a citizen of the United States of America.

         Mr. Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Gene
E. Phillips is a citizen of the United States of America.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 400, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         (IV) AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly- owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Units beneficially owned by ART. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of AHI are as follows:

Name                              Position(s)
----                              -----------
Karl L. Blaha                     Director\President

Thomas A. Holland                 Vice President and Chief Financial Officer

Name                              Position(s)
----                              -----------
Robert A. Waldman                 Director\Secretary

Drew D. Potera                    Director\Treasurer

         Information with respect to Messrs. Blaha, Holland, Waldman and Potera is disclosed in (I) above.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)     Share Ownership
         The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:

                            Units Owned Directly
                            --------------------
                                    Number of                  Percent of
Name                                  Units                    Class (1)
----                                ---------                  ----------
ART                                 2,118,108                    33.4%
BCM                                   290,275                     4.6%
GEP Trust                               7,500                      .1%
AHI                                 1,231,108                    19.4%

                   TOTAL            3,646,991                    57.5%

                           Units Owned Beneficially
                           ------------------------
                                    Number of              Percent of
Name                                  Units                Class (1)
----                                ---------              ----------
ART                                 2,118,108                 33.4%
BCM                                   290,275                  4.6%
GEP Trust                               7,500                   .1%
AHI                                 1,231,108                 19.4%
Al Gonzalez (2)                     2,118,108                 33.4%
Ryan T. Phillips (3)(4)               297,775                  4.7%
Roy E. Bode (2)                     2,118,108                 33.4%
Dale A. Crenwelge (2)               2,118,108                 33.4%
Oscar W. Cashwell (2)               2,118,108                 33.4%
Mickey Ned Phillips (3)               290,275                  4.6%
Karl L. Blaha (2)(5)                3,349,216                 52.8%
Robert A. Waldman (5)               1,231,108                 19.4%
Drew D. Potera (5)                  1,231,108                 19.4%
Total Units beneficially
  owned by Reporting Persons        3,646,991                 57.5%

         (1) Percentage calculations are based upon 6,340,415 Units outstanding at July 26, 1996. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

         (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to BCM described in Item 2.

         (4) May be deemed to be a beneficial owner of the Units held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.

         (5) May be deemed to be a beneficial owner of the Units held directly by AHI by virtue of the relationship to AHI described in Item 2.

         (b)     Voting and Dispositive Power
         Each of the directors of ART share voting and dispositive power over the 2,118,108 Units held by ART. Each of the directors of BCM exercise voting and dispositive power over the 290,275 Units held by BCM. The trustee of GEP Trust has voting and dispositive power over the 7,500 Units held by the GEP Trust. Each of the directors of AHI exercise voting and dispositive power over the 1,231,108 Units held by AHI.

         (c)     Transactions in Securities
         The Reporting Persons have purchased an additional 58,694 Units since the date of the last amendment on Schedule 13D. However, the Reporting Persons have made no purchases of Units during the last sixty days. The Partnership has reduced the number of total outstanding Units which has resulted in an increase in the percentage of ownership of Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. Item 6 is hereby amended to read as follows:

         ART has pledged 39,000 Units to Advest, pledged 30,000 Units to Arnold Securities, pledged 44,500 Units to Baker & Co., pledged 47,000 Units to Bidwell, pledged 31,500 Units to Brown & Co., pledged 60,000 Units to C.J. Lawrence, pledged 39,000 Units to Cowen & Co., pledged 30,000 Units to First Southwest, pledged 200,600 Units to Foothill Capital, pledged 63,000 Units to Global Strategies, pledged 65,100 Units to Goldman Sachs, pledged 63,600 Units to Hambrecht & Quist, pledged 52,200 Units to Josephthal Lyon, pledged 5,000 Units to JW Charles, pledged 75,000 Units to Legg Mason (TX), pledged 33,000 Units to Marsh Block, pledged 18,000 Units to May Financial, pledged 65,100 Units to McDonald & Co., pledged 59,550 Units to Montgomery, pledged 39,300 Units to Morgan Keegan, pledged 154,500 Units to NationsBank Cap., pledged 12,000 Units to Nationwide Sec., pledged 51,300 Units to Olde, pledged 54,300 Units to Oppenheimer (NY), pledged 91,680 Units to Oppenheimer (TX), pledged 37,725 Units to The Principal, pledged 131,100 Units to Rauscher Pierce, pledged 27,900 Units to Roney &

Co., pledged 40,500 Units to Regions Investments, pledged 54,750 Units to Tucker Anthony, pledged 30,000 Units to UBS Securities, pledged 30,000 Units to Wachovia, pledged 19,800 Units to Washington Discount, and pledged 82,500 Units to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         ART has pledged 200,000 Units to United Pacific Bank pursuant to a loan agreement with such bank.

         BCM has pledged 6,300 Units to Advest, pledged 7,500 Units to The Advisors Group, pledged 5,400 Units to Alex Brown (NY), pledged 9,000 Units to American Express Financial, pledged 6,000 Units to Baraban Sec., pledged 77,625 Units to Bear Stearns, pledged 3,600 Units to Brown & Co., pledged 3,000 Units to Chase Sec., pledged 9,000 Units to CJ Lawrence, pledged 2,400 Units to Cowen & Co., pledged 4,500 Units to Dean Witter (CA), pledged 6,000 Units to Hambrecht & Quist, pledged 6,000 Units to HD Vest, pledged 4,500 Units to Montgomery, pledged 21,000 Units to NationsBank Cap., pledged 7,500 Units to Olde, pledged 12,000 Units to Oppenheimer (NY), pledged 27,600 Units to Oppenheimer (TX), pledged 6,000 Units to Paine Webber (WA), pledged 1,500 Units to The Principal, pledged 12,000 Units to Regions Investment, pledged 15,000 Units to Rodman & Renshaw, pledged 6,000 Units to Signet, pledged 9,750 Units to Southwest Sec.(TX), pledged 3,000 Units to Wachovia, and pledged 18,100 Units to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         GEP Trust has pledged 7,500 Units to Dean Witter (NY) in stock margin accounts maintained by it with such broker.

         AHI has pledged 1,231,108 Units pursuant to a loan agreement with CS First Boston.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1996



                                          AMERICAN REALTY TRUST, INC.



                                          By: /s/  KARL L. BLAHA
                                             ------------------------------
                                                   Karl L. Blaha
                                                   President


                                          BASIC CAPITAL MANAGEMENT, INC.



                                          By: /s/  DREW D. POTERA
                                             ------------------------------
                                                   Drew D. Potera
                                                   Treasurer


                                          GENE E. PHILLIPS CHILDREN'S TRUST



                                          By: /s/ DONALD W. PHILLIPS
                                             ------------------------------
                                                   Donald W. Phillips
                                                   Trustee


                                          ART HOLDINGS, INC.



                                          By: /s/ DREW D. POTERA
                                             ------------------------------
                                                   Drew D. Potera
                                                   Treasurer